UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Date: September 15, 2005

                        Commission File Number 001-12510

                                  ROYAL AHOLD
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
               ---------------------------------------------------
                     (Address of principal executive office)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form 20-F   X             Form 40-F
                                ---                       ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes                       No    X
                                                       ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On September 15, 2005, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that it has appointed Dave McNally as Chief Information Officer, effective September 2005 to lead the company in the next phase of its information management strategy. A copy of this press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                            KONINKLIJKE AHOLD N.V.


                                            /s/ P.N. Wakkie
                                            ---------------------------------
Date: September 16, 2005                    By: P.N. Wakkie
                                            Title: Executive Vice President and
                                            Chief Corporate Governance Counsel

                                  EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:


Exhibit   Description
-------   -----------

99.1 Royal Ahold press release dated September 15, 2005, announcing that it has appointed Dave McNally as Chief Information Officer, effective September 2005 to lead the company in the next phase of its information management strategy

                                       3